SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. ____)

Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]	Preliminary Proxy Statement

[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]	Definitive Proxy Statement

[ ]	Definitive Additional Materials

[X]	Soliciting Material under Rule 14a-12

COWLITZ BANCORPORATION
(Name of Registrant as Specified in its Charter)

Crescent Capital VI, LLC

Jeffery D. Gow

Steven D. Wasson

Gary A. Young

Robert A. Underhill

Justin P.S. Taylor

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	No fee required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[ ]	Fee paid previously with preliminary materials.

[ ]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:

2.	Form, Schedule or Registration Statement No.:

3.	Filing Party:

4.	Date Filed:

Filed by Crescent Capital VI, LLC

        On April 9, 2009, Crescent Capital VI, LLC filed pursuant to Schedule 13D, Amendment No. 10,a copy of a letter that related to Cowlitz Bancorporation and Crescent Capital VI, LLC’s nomination of directors for election to the Cowlitz Bancorporation Board of Directors by shareholders at Cowlitz Bancorporation’s 2009 Annual Meeting of Shareholders. A copy of the letter follows as part of this filing under Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Important Information

        Crescent Capital, VI, LLC currently intends to file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with Crescent Capital VI, LLC’s nomination of directors for election to the Cowlitz Bancorporation Board of Directors by shareholders at Cowlitz Bancorporation’s 2009 Annual Meeting of Shareholders. The definitive proxy statement and proxy card will be sent to shareholders of Cowlitz Bancorporation seeking their support of the nominees at Cowlitz Bancorporation’s 2009 Annual Meeting of Shareholders.. Shareholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the nominees submitted by Crescent Capital VI, LLC and related matters. Shareholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by Crescent Capital VI, LLC with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by Crescent Capital VI, LLC with the SEC may also be obtained free of charge from Crescent Capital VI, LLC.

        Crescent Capital VI, LLC consists of the following additional persons who are members of Crescent Capital VI, LLC or nominees for directors and who will or may be additional  participants in the solicitation from Cowlitz Bancorporation’s shareholders of proxies in favor of Crescent Capital VI, LLC’s nominees: Jeffery D. Gow, Steven D. Wasson, Gary A. Young, Robert A. Underhill and Justin P.S. Taylor. Such participants may have interests in the solicitation, including as a result of holding shares of Cowlitz Bancorporation common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement to be filed by

Crescent Capital VI, LLC with the SEC in connection with Cowlitz Bancorporation’s 2009 Annual Meeting of Shareholders.

Crescent Capital VI, LLC

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

April 9, 2009

Via Fed Ex and Email

Phillip S. Rowley, Chairman

Cowlitz Bancorporation

927 Commerce Ave.

Longview, Washington 98632

Re:

Settlement Agreement

Dear Mr. Rowley:

For almost two years, Crescent Capital VI, LLC has sought representation on the board of directors of Cowlitz Bancorporation.

We first made a request in June 2007 when Crescent owned approximately 9.8% of Cowlitz’s outstanding common stock.  On July 24, 2007, Mr. Fitzpatrick informed Steve Wasson that the Cowlitz Board of Directors had unanimously rejected our proposal.  We renewed our request in March 2008.  On April 21, 2008, you informed Crescent that the Board again declined to appoint a Crescent representative to the Board.

We continue to believe that Crescent could provide valuable insights to Cowlitz’s business. I have more than 20 years of experience in real estate investment, development and construction, expertise that is lacking on the Cowlitz board.  Further, Crescent’s members have valuable business contacts for Cowlitz in its two largest markets:  Seattle and Portland.  Steve Wasson has more than 30 years of banking experience and we both have substantial business and banking contacts in those two markets.  Steve and I are both actively involved in the business of banking, both as investors and as directors of Western Capital Corporation and its wholly-owned subsidiary, Western Capital Bank, Boise, Idaho.

During the past year, Crescent has applied for, and been approved as a bank holding company by the Board of Governors of the Federal Reserve System.  As reported in our SEC filings, Crescent now is the single largest shareholder of Cowlitz, with 1,508,360 shares, 29.45% of all outstanding shares.  In addition, while Crescent has been purchasing Cowlitz’s shares, the Bank’s senior management has been selling their shares.

In fact, you and the other directors, by contrast, own less than 0.5% of Cowlitz’s outstanding shares, yet continually rejected our request for Board representation. You and the Board seem to believe that Steve and I are not qualified to be directors or that somehow we would adopt policies detrimental to the other shareholders of Cowlitz, despite overwhelming evidence to the contrary.  Given Cowlitz’s recent dismal operating performance, we think making changes to the current Board is overdue, and that our experience and aligned interests will provide great benefit and comfort to other shareholders.

In November 2008, Crescent submitted to Cowlitz its nominees for election to the Board, as required by Cowlitz’s bylaws.  To date, we still do not know who the Board proposes to nominate for election at the annual meeting of shareholders.

Crescent is prepared, if necessary, to wage a proxy contest at the annual meeting.  We believe that Cowlitz shareholders are disenchanted with the current Board and we are confident that they will vote in overwhelming numbers to elect Crescent’s nominees.   We believe that, based on the incumbent Board’s record and Crescent’s closely aligned interests with Cowlitz’s shareholders, Crescent will be successful in a proxy contest.

Nevertheless, we believe it is in the best interest of all Cowlitz’s shareholders to avoid a proxy contest at the annual meeting.  A proxy contest would be expensive and damage further the Company’s capital, especially if Crescent were to win, because the senior management may become entitled to $2.1 million under the change of control provisions in their employment contracts.  We would urge the Board not to allow the senior managers to receive such a windfall in light of the dismal performance of Cowlitz in the last two years.  Simply by cooperating with Crescent, the Board could prevent such a windfall.  Accordingly, we request that the Board consider the attached Settlement Agreement, which proposes an orderly transition in Board membership.  Crescent recognizes that existing directors provide valuable relationships to Cowlitz in its home markets, as well as historical insights to the bank’s business affairs.  Crescent believes that the proposed transition is better for all Cowlitz shareholders than a proxy fight.

_______________________

Summary of Settlement Agreement

The terms of the draft Settlement Agreement are as follows:

o

Crescent will send to Cowlitz upon execution of the Settlement Agreement a copy of its bank holding company application, together with a current balance sheet

o

The Board then has five days to evaluate Crescent’s information

o

If the Board determines that it would be a breach of its fiduciary duty to consummate the Settlement Agreement, then the Board can terminate the agreement.

o

If the Board does not terminate the agreement, Jeff Gow and Steve Wasson become directors of Cowlitz, and will constitute a majority of the Corporate Governance Committee.

▪

That committee will nominate four of Crescent’s nominees and three of the existing directors for a 7 person slate at Cowlitz’s annual meeting.

o

If the Board terminates the agreement, the annual meeting of shareholders will be held in June on a date to be mutually agreed upon.

▪

Crescent will conduct a proxy contest to elect its nominees.

▪

The shareholders will decide which individuals should be elected to the Board.

The Settlement Agreement thus allows the Board the opportunity to fulfill its fiduciary obligations.

_______________________

A Note on Proxy Contests

If Cowlitz declines to accept Crescent’s proposal or if the Board executes the Settlement Agreement and then terminates the agreement, there will be a proxy contest.  Crescent is confident that, not only will it win the proxy contest, but more than 50% of the non-Crescent shares voting in the election (a total of 65% of the outstanding shares) will support Crescent’s proposed slate of directors.  Crescent believes it already represents the majority of Cowlitz shareholders, and this vote will confirm that representation.

If Crescent is successful, a proxy contest could cost Cowlitz’s shareholders an estimated $3 million, comprised of Cowlitz’s proxy expenses, Crescent’s proxy expenses, and the change of control payments due senior management.  A $3 million reduction in Cowlitz’s capital could threaten Cowlitz’s status as being “well capitalized” and is hardly in the shareholders’ interests.

A proxy contest will offer shareholders a choice between nominees recommended by a 30% shareholder and an existing Board who own 0.5% of the stock and have the following record:

•

Shareholders reject stock option plan (2006)

o

Response:  Board adopts a stock appreciation plan for executives

•

Board amends senior executive employment agreements to pay executives $2.1 million if Crescent’s ownership exceeds 30% of Cowlitz

•

Two most senior executives sell all of their stock in late February 2009

o

Their only equity interest in Cowlitz are out-of-the-money stock options

o

Cowlitz stock price promptly drops 40%

o

The board takes no action to resolve this mis-alignment of management’s interest with shareholder’s interests

•

Board, including current incumbents, presides over the following:

o

Destruction of shareholder capital of $6.8 million in 2008.

o

Before tax losses in 2007 and 2008 totaling over $14 million.

o

Loan losses in last 3 years of $18 million (up 1,964% in 3 years)

o

Nonperforming assets, foreclosed real estate and 90 day delinquent loans grow from $1.8 million to $26.8 million (up 1,422% in just 2 years)

o

During 2006 and 2007, management increases its exposure to real estate construction and other loans from 17% to 24.5% of total loans even while market indicators were showing a decline in the real estate market

o

Diminished bank capital

▪

In the last 3 years, Total Risk Based Capital declined from 18.89% (well above the 10% threshold to be considered “well capitalized”) to 11.47% (a 39% decline)

o

Significant deterioration of deposit quality

▪

In last 3 years deposit balances in

•

Profitable transactions accounts dropped from 23% to 8% of total deposits.

•

Stable money market and savings accounts dropped from 40% to 25%

▪

In last 3 years

•

Expensive CDs increased from 36.5% to 66.7%

•

Unstable brokered CDs increased from 10.6% to 40.5%

o

Stock price falls from $17.15 to $3.88 in two years

•

Board in 2009 amends bylaws to require indemnification even if the director is only partly successful in his defense

•

Board owns in the aggregate 0.5 % of the outstanding shares

•

Board refuses to permit 30% shareholder to have any representative on the Board

This is only a partial list of the actions of management and the board that has led to a decline in shareholder value. You can be sure that shareholders will weigh the current Board’s record as they make their choice of new directors.

Crescent has no interest in enriching lawyers through a proxy contest, but Crescent will not permit the existing Board’s intransigence to prevent Crescent from exercising any oversight of its substantial investment in Cowlitz.

Crescent wishes to resolve these matters and is open to discussing revisions to the Settlement Agreement.  That discussion must happen promptly.

Very truly yours,

Jeffery D. Gow

Attachment:

Settlement Agreement

Cc:

Steven D. Wasson

John M. Peterson

Linda M. Tubbs

Brian E. Magnuson

Richard J. Fitzpatrick

Ernie D. Ballou

C. Kent Carlson, Esq.

Drew Ognall, Esq.

Mark R. Beatty, Esq.